UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported) September 1, 2022

ReAlpha Asset Management, Inc.

(Exact name of issuer as specified in its charter)

Delaware	86-3425507
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

6515 Longshore Loop, Suite 100, Dublin, OH 43017

(Full mailing address of principal executive offices)

(707) 732-5742

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common stock, par value $.001

Item 9. Other Events

ReAlpha Asset Management, Inc. doing business as reAlpha Homes and reAlpha HOMES (the “Company”) has added its first employee and another executive to our executive team. Effective September 1, 2022, Jorge Aldecoa, is president of the Company. Mr. Aldecoa brings over 12 years of experience in residential and commercial real estate and is an expert in acquisition, disposition, and asset management. Most recently he has served as Vice President of Operations for Transcendent Electra and Managing Broker of Transcendent Electra Realty & BUSB Realty from 2018 to 2022. He brings experience in successfully leading the creation and implementation of a property management platform to facilitate the acquisition and management of 2,200 newly constructed single-family rental homes. He also gained experience as Chief Investment Officer of Firm Capital American Realty Partners and Interim Chief Operating Officer for its predecessor from 2014-2017.

Mr. Aldecoa has led the property management of a $1 billion portfolio as one of the early hires and Regional Vice Presidents at THR Property Management dba Invitation Homes from 2013-2014. Invitation Homes has a business model similar to the Company in that it acquires and manages single family residential homes, but for long-term rentals versus short-term rentals (as the Company does). The Company is excited about Mr. Aldecoa joining the Company and the ability to utilize his leadership skills and experience in property management, property acquisition, and in developing property management platforms.

Mr. Aldecoa will report to Michael Logozzo, CFO and COO for the Company and ReAlpha Tech Corp (the “Parent Company”).

We believe that the addition of Mr. Aldecoa’s impressive real estate experience, combined with the previously announced $200 million Churchill facility, positions the Company’s wholly-owned subsidiary to effectively utilize the $200 million credit facility in acquisition of residential real estate properties.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Exact name of issuer as specified in its charter)	ReAlpha Asset Management, Inc.

By (Signature and Title)	/s/ Michael Logozzo
Michael Logozzo
Chief Financial Officer and Chief Operating Officer

Date September 1, 2022

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